March 23, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Joshua Shainess Division of Corporate Finance Office of Technology

SVF Investment Corp. 3

Registration Statement on Form S-4

Filed February 4, 2022

File No. 333-262529

Ladies and Gentlemen:

On behalf of our client, SVF Investment Corp. 3, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 3, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Cover Page

1.	Please revise to highlight that the combined company will be a controlled company, identify the controlling shareholders and the shareholders’ total voting power.

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised its disclosure on the cover page of Amendment No. 1.

2.

We note that you have multiple classes of securities, including Class V-3 common stock which has disparate voting rights from the Class A common stock. Please revise to disclose the post-business combination voting structure and quantify the voting power that the Class V-3 common stock holders will have after the business combination. Additionally, revise your risk factor disclosure to addresses the risk that your capital structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

Securities and Exchange Commission

March 23, 2022

Response to Comment 2

In response to the Staff’s comment, the Registrant has revised its disclosure on the cover page and page 80 of Amendment No. 1.

What is an UP-C structure?, page xvii

3.

In order to provide investors with a better understanding of the proposed corporate structure following the business combination, explain the strategic rationale for implementing the up-C structure, including all material ways in which the structure benefits the company, certain groups of stockholders, and/or related parties. Disclose how the transaction structure achieves the intended benefits, including the tax and liquidity benefits. Additionally, highlight the resulting conflicts of interest related to such benefits here and in the Risk Factors section.

Response to Comment 3

In response to the Staff’s comment, the Registrant has revised its disclosure on pages xvii to xviii and 59 of Amendment No. 1.

Do I Have Redemption Rights?, page xviii

4.

Revise your disclosure to show the potential impact of redemptions on the per share value of shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of interim redemption scenarios.

Response to Comment 4

In response to the Staff’s comment, the Registrant has revised its disclosure on page xix of Amendment No. 1.

5.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response to Comment 5

In response to the Staff’s comment, the Registrant has revised its disclosure on page xix of Amendment No. 1.

What are the U.S. Federal Income Tax Consequences of the Domestication?, page xxv

6.

We note it is intended that the Domestication qualify as an F Reorganization for U.S. federal income tax purposes. Please include a tax opinion from counsel for this and the other material federal tax consequences. Given your representation that there is an absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as SVF 3, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment.

Response to Comment 6

In response to the Staff’s comment, the Registrant has filed an opinion of counsel as Exhibit 8.1 to Amendment No. 1 and revised its disclosure on page 275 of Amendment No. 1.

Securities and Exchange Commission

March 23, 2022

Do any of SVF 3’s directors or officers have interests in the business combination that may differ from..., page xxvii

7.	Provide a summary here of the material interests that SVF 3’s directors and officers have that are different from those of the public shareholders.

Response to Comment 7

In response to the Staff’s comment, the Registrant has revised its disclosure on pages xxviii to xxx of Amendment No. 1.

Summary, page 1

8.

With a view toward facilitating investor understanding of your complex corporate structure, please include here the post-combination diagram of your corporate structure provided on page 207-208. Additionally, revise the diagram so that the text is legible.

Response to Comment 8

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 2 to 3 and 222 to 224 of Amendment No. 1.

Merger Consideration, page 2

9.

We note that The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will receive a number of shares of the Post-Combination Company’s Class V-3 common stock in exchange for payment by such holder to the Post-Combination Company of adequate consideration. We note a similar arrangement for the other holders of Interim Symbotic Common Units. Explain in plain English the rationale for and effect of these arrangements.

Response to Comment 9

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 4 and 255 to 256 of Amendment No. 1.

10.

We note that the Post-Combination Company’s Class V-3 common stock will convert to Class V-1 common stock upon the occurrence of certain sunset events, including an automatic conversion. Revise to specify each sunset event that would trigger conversion.

Response to Comment 10

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 5 and 256 of Amendment No. 1.

SVF 3’s Directors and Executive Officers Have Financial Interests in the Business Combination, page 6

11.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Securities and Exchange Commission

March 23, 2022

Response to Comment 11

In response to the Staff’s comment, the Registrant has revised its disclosure on pages xxx, 11, 104 and 250 of Amendment No. 1.

12.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment 12

In response to the Staff’s comment, the Registrant has revised its disclosure on pages xxx, 11, 104 and 250 of Amendment No. 1.

13.	Your bylaws waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response to Comment 13

In response to the Staff’s comment, the Registrant has revised its disclosure on pages xxviii, 9, 50, 102 and 249 of Amendment No. 1.

Summary, page 7

14.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response to Comment 14

The Registrant advises the Staff that the 112,500 Class A ordinary shares with respect to which redemption rights were waived are held by the Registrant’s directors and officers. Such directors and officers waived their redemption rights pursuant to a letter agreement, dated March 8, 2021, by and among the Registrant, the Sponsor and the Registrant’s directors and officers. No additional consideration was provided by the Registrant in exchange for the waiver of these redemption rights.

15.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response to Comment 15

In response to the Staff’s comment, the Registrant has revised its disclosure on page 7 of Amendment No. 1.

Forward Purchase Agreement, page 15

16.

We note that you entered into a Forward Purchase Agreement in connection with your initial public offering and are conducting a concurrent PIPE financing with the business combination. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Securities and Exchange Commission

March 23, 2022

Response to Comment 16

The Registrant advises the Staff that the securities to be issued under the Forward Purchase Agreement and the Subscription Agreements will be shares of Class A common stock following the Business Combination and will not have different terms or prices than the securities issued at the time of the SVF 3 IPO following the Business Combination, except for any such differences arising from the restrictions on resale and the registration rights relating thereto as more fully described on page 296 of Amendment No. 1.

We depend heavily on principal customers..., page 27

17.

Given Symbotic’s dependence on Walmart as a customer and the nature of Walmart’s investment in Symbotic, file the amended Master Automation Agreement with Walmart as an exhibit to the registration statement.

Response to Comment 17

The Registrant acknowledges the Staff’s comment and intends to file the amended Master Automation Agreement with Walmart as an exhibit to a future amendment to the Registration Statement.

The Sponsor and SVF 3’s directors, officers and their affiliates may elect to purchase Public Shares, which may influence a vote..., page 43

18.

We note your disclosure that the Sponsor and SVF 3’s directors, officers or their affiliates may purchase additional Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination. Please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act.

Response to Comment 18

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 47 to 48 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information: Description of the Business Combination, page 78

19.

Please revise to include a prominent statement that the accounting for the transaction is not complete. Discuss the uncertainties affecting the pro forma financial information, the possible consequences of their resolution, and any other available information that will enable a reader to understand the magnitude of any potential adjustments to the measurements depicted. Refer to Article 11-02(11)(ii)(B) of Regulation S-X.

Response to Comment 19

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 84 and 95 of Amendment No. 1.

20.

You disclose that the unit Repurchase Amount may range between $120 million and $300 million but you currently expect it to be approximately $300 million. Please revise to explain your basis for the assumption of the repurchase amount. If different results could occur, revise to provide additional pro forma presentations which give effect to the range of possible results. Refer to Item 11-02(a)(10) of Regulation S-X.

Securities and Exchange Commission

March 23, 2022

Response to Comment 20

In response to the Staff’s comment, the Registrant has revised its disclosure on the cover page and pages vi, xiv, 4 and 84 of Amendment No. 1.

21.

We note that you have not included any pro forma adjustments related to the Tax Receivable Agreement. Please include a quantified discussion, either in the introductory paragraphs or in the in the pro forma footnotes, of the potential payments due under the Tax Receivable Agreement assuming the exchange of all Units. Also, disclose the factors that may impact such amounts, such as the market price of your stock at the time of exchange, the prevailing federal tax rate and whether the company has generated taxable income to realize the benefits from this Agreement.

Response to Comment 21

In response to the Staff’s comment, the Registrant has revised its disclosure on page 85 of Amendment No. 1.

Basis of Pro Forma Presentation, page 80

22.

Your maximum redemption scenario is based on the maximum number of redemptions that may occur; however, the amount of cash under that scenario will not meet the Minimum Cash Condition. You disclose elsewhere that neither you nor Warehouse has waived this condition and unless Warehouse and Symbotic Holdings elect to waive such condition, the Maximum Redemptions scenario cannot occur. Please revise to disclose whether you or Warehouse intend to waive this condition and if not, disclose whether the business combination would be consummated. Describe any additional conditions or actions you would have to take for the business combination to be consummated under the maximum redemption scenario. Lastly, revise the notes to the pro forma financials to show the impact on the pro forma financial statements under the various options available. If neither party intends to waive this condition, please tell us why you are presenting the maximum redemption scenario assuming all shares have been redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.

Response to Comment 22

The Registrant advises the Staff that the redemptions scenarios contemplated in the Pro Forma Condensed Combined Financial Information contemplate meeting the Minimum Cash Condition, whereas the information contained elsewhere in Amendment No. 1 assumes the redemption of all of the outstanding Public Shares except for the shares held by holders who are contractually prohibited from redeeming their Public Shares. In response to the Staff’s comment, the Registrant has revised its disclosure on page 87 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 86

23.

We note from your disclosures on page 2 that the New Symbotic Holdings Common Units may be redeemed for shares of Class A common stock or an equivalent amount of cash. Please tell us how you considered the guidance in ASC 480-10-S99 to determine that your contingently redeemable non-controlling interest should be classified as permanent equity on your pro forma balance sheet. Specifically address how you determined that redemption of these units for cash is solely within the company’s control.

Response to Comment 23

In response to the Staff’s comment, the Company has considered both the redeemable equity guidance in ASC 480-10-S99 and the specific clauses of the New Symbotic Holdings LLC Agreement in determining that no cash obligations exist outside the Post-Combination Company’s unilateral control to settle the New Symbotic Holdings Common Units in cash.

Securities and Exchange Commission

March 23, 2022

Although the redemption is initiated by the holders of the New Symbotic Holdings Common Units, who collectively control the majority voting and appointment of directors of the Post-Combination Company, the redemption must be settled in the Post-Combination Company’s Class A Common Stock except for pursuant to a provision within Section 11.01(b) of the New Symbotic Holdings LLC Agreement. Section 11.01(b) of the New Symbotic Holdings LLC Agreement states that the Company will settle in shares, provided that it has the option, but is not required, to seek approval by majority vote of its voting shareholders, excluding any shares held by holders of any New Symbotic Holdings Common Units or Affiliates (as defined in the New Symbotic Holdings LLC Agreement) of such holders, to settle such exchange pursuant to Cash Settlement Affiliates (as defined in the New Symbotic Holdings LLC Agreement). For any individual exchange election, none of the New Symbotic Holdings Common Unit holders at the time of the election are entitled to vote or influence the form of settlement election. Said differently, the non-redeeming holders are not entitled to participate in the vote to approve a Cash Settlement for the exchange of another holder of New Symbotic Holdings Common Units.

In summary, the provisions of the Post-Combination Company’s core governing documents, including the New Symbotic Holdings LLC Agreement, have been purposefully designed to ensure that none of the holders of New Symbotic Holdings Common Units has the power to control whether redemptions are settled in equity or cash. Redemptions must be settled by the issuance of Class A common stock except by majority vote from the remaining voting interest holders of the Post-Combination Company. We believe that these provisions ensure that the redemption of New Symbotic Holdings Common Units for cash or equity is solely within the issuer’s control within the meaning of ASC 480-10-S99-3A. Further, and for the avoidance of doubt, management considered whether the criteria of paragraph ASC 815-40-25-10 are met such that the Company could always control whether a redemption is settled in cash or equity, and management determined that the criteria outlined in ASC 815-40-25-10 are met, and that, accordingly, the noncontrolling interest should be classified in permanent equity.

24.

We note your pro forma balance sheet assumes that investors in the Forward Purchase Agreement have elected to purchase an additional 5.0 million shares for $50.0 million. Please revise to clarify whether investors have committed to the additional purchase and if not, revise the pro forma notes to explain the impact on the pro forma financial statements, should the additional shares not be issued.

Response to Comment 24

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 19, 53, 86, 142, 162 and 300 of Amendment No. 1.

Purchases of SVF 3 Shares, page 100

25.

We note your disclosure that SVF 3 or its affiliates may offer incentives to investors who indicate they intend to vote against the business combination proposal. Please revise to more prominently discuss the ability of SVF 3 or its affiliates to ensure the business combination is approved and the impact it could have on investors. Additionally, in your response letter, please tell us how you intend to disclose any such arrangements in advance of the special meeting.

Response to Comment 25

In response to the Staff’s comment, the Registrant has revised its disclosure on page 108 of Amendment No. 1. The Registrant advises the Staff that it will file a Current Report on Form 8-K to disclose any arrangements between the Registrant or its affiliates with investors prior to the Extraordinary General Meeting. Any such report will include descriptions of arrangements entered into or significant purchases made by any of the aforementioned persons. If members of the Registrant’s board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the SEC.

Securities and Exchange Commission

March 23, 2022

Symbotic Platform Overview

Remaining Performance Obligations (“Backlog”), page 168

26.

To provide context for the disclosure of your backlog, identify the customers that constitute these remaining performance obligations and disclose the terms of the related material contracts with these customers. In this regard, we note that for the year ended September 25, 2021, 95% of your revenue was derived from only two customers. Given Symbotic’s substantial dependence on these customers, please file the material contracts with these two customers as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 26

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that, other than Walmart, it does not believe that it is required to identify the customers that constitute the Backlog, as Symbotic is not substantially dependent on any customer other than Walmart and the identities of such customers are not material to investors. Walmart constitutes the majority of the Backlog with the rest relating mostly to the other customers identified in the section titled “Risk Factors—We depend heavily on principal customers, and therefore, our success is heavily dependent on our principal customers’ ability to grow their businesses and their adoption of our warehouse automation systems” of Amendment No. 1. The Registrant further respectfully advises the Staff that it does not believe it is required to file any of Symbotic’s contracts with its customers as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K or disclose the terms of the related contracts with such customers, other than Symbotic’s Master Automation Agreement with Walmart, which (as noted above in response to Comment 17) the Registrant intends to file as an exhibit to a future amendment to the Registration Statement.

Item 601(b)(10)(i) of Regulation S-K requires a registrant to file any “contract not made in the ordinary course of business which is material to the registrant.” The Registrant believes that the contracts that Symbotic enters into with various customers for the installation and deployment of Systems are not required to be filed as exhibits under Item 601(b)(10)(i) of Regulation S-K, because these contracts are ordinary-course agreements that are customary in type and are on customary terms.

Under Item 601(b)(10)(ii) of Regulation S-K, certain contracts that are made in the ordinary course of business nevertheless must be filed as exhibits. Symbotic’s contracts with its customers are not within the scope of Item 601(b)(10)(ii)(A), (B), (C) or (D). The customer contracts are not contracts with the types of counterparties listed in Item 601(b)(10)(ii)(A), contracts calling for the acquisition or sale of property, plant or equipment pursuant to Item 601(b)(10)(ii)(C), or material leases pursuant to Item 601(b)(10)(ii)(D).

Item 601(b)(10)(ii)(B) requires any material contract upon which the registrant’s business is substantially dependent to be filed, “as in the case of continuing contracts to sell the major part of registrant’s products or services.” Symbotic believes that it is not substantially dependent on any customer other than Walmart. Symbotic does not have continuing contracts to sell the major part of its products or services with any customer other than Walmart, which accounted for approximately 67%, 43% and 59% of Symbotic’s total revenue for the years ended September 25, 2021, September 26, 2020 and September 28, 2019, respectively. Symbotic recognized revenue from other customers in fiscal years 2021, 2020 and 2019 based on completion and delivery of Systems to such customers pursuant to individual contracts with respect to each such System. Further, because revenue generated from customers other than Walmart are based on contracts for individual Systems, the portion of Symbotic’s revenue attributable to each such customer varies from period to period, and a customer that generates a significant portion of revenue in one period may not generate a significant portion of revenue in other periods. As a result, Symbotic does not consider itself substantially dependent on past or future revenues from individual contracts negotiated with customers, other than Walmart, with which Symbotic has a long-term contract for a number of future projects.

Securities and Exchange Commission

March 23, 2022

As such, the Registrant does not believe that the requested contracts with any customers other than Walmart are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 187

27.

We note material increases in certain of your assets and liabilities during the year ended September 25, 2021, such as your accounts receivable and deferred revenue. In light of these changes, please revise to include a more robust discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Response to Comment 27

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 201 of Amendment No. 1 to address the Staff’s comment.

28.

Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response to Comment 28

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 202 to 203 of Amendment No. 1 to address the Staff’s comment.

Unaudited Prospective Financial Information of Symbotic, page 215

29.

Please revise to disclose each material assumption on which Symbotic’s management based the forecasts, including but not limited to current customer expansion, new sales opportunities, manufacturing and installation costs, and operating expenses. Additionally, specify the guaranteed minimums used for gross profits and disclose the basis for assuming that key variable cost items would be absorbed by the customer.

Response to Comment 29

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 232 to 233 of Amendment No. 1 to address the Staff’s comment.

Certain Relationships and Related Person Transactions-Symbotic—C&S Wholesale Grocers, page 280

30.	Provide all disclosure required by Item 404 of Regulation S-K. Disclose each transaction among the related parties and quantify the dollar value for each such transaction.

Response to Comment 30

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 298 to 299 of Amendment No. 1 to address the Staff’s comment.

Audited Consolidated Financial Statements of Warehouse Technologies LLC and Subsidiaries Consolidated Statements of Operations , page F-36

Securities and Exchange Commission

March 23, 2022

31.

We note you present a measure of gross profit on the face of your Consolidated Statements of Operations. We further note that it appears all your amortization and depreciation expense is currently classified within general and administrative expense. Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization.

Response to Comment 31

The Registrant acknowledges the Staff’s comment and notes that Warehouse allocates depreciation and amortization to cost of revenue as well as research and development expenses, which the Registrant has clarified on pages 188, F-44 and F-48.

Consolidated Statement of Cash Flows, page F-39

32.

Please tell us why certain amounts in your statement of cash flows reflecting changes in assets and liabilities do not agree to the changes in such assets and liabilities in your balance sheet. For example, explain why the change in accounts receivable and both current and long term deferred revenue in your statement of cash flows is different than the changes reflected in your balance sheet.

Response to Comment 32

The Registrant acknowledges the Staff’s comment and notes that change in accounts receivable and both current and long term deferred revenue in Warehouse’s statement of cash flows is different than the changes reflected in Warehouse’s balance sheet primarily as a result of situations where Warehouse has the contractual right to bill a customer but has not yet received cash. Such amounts are netted out for presentation purposes as they do not represent actual cash movements. Additionally, certain amounts in Warehouse’s statement of cash flows reflecting changes in assets and liabilities differ from the changes in such assets and liabilities on Warehouse’s balance sheet as a result of the foreign-exchange currency conversion of certain amounts arising from Warehouse’s Canadian subsidiary from Canadian Dollars to U.S. Dollars for the consolidated statement of cash flows.

Note 2. Summary of Significant Accounting Policies Concentrations of Credit Risk and Significant Customers, page F-42

33.

You disclose that two customers represented 95%, 87% and 80% of the company’s total revenue for the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively. Further, four customers accounted for 100% of your accounts receivable balance at each balance sheet date. Please revise to provide discussion of concentration of credit risk separately for each of these customers pursuant to ASC 275- 10-50-18(a). Also, separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280-10-50-42. Lastly, in your response, please provide the identity of the customers comprising these concentrations.

Response to Comment 33

The Registrant acknowledges the Staff’s comment and respectfully asks the Staff to clarify its request for further discussion of the concentration of credit risk pursuant to ASC 275-10-50-18(a) as the Registrant believes ASC 275-10-50-18(a) relates to sales to customers rather than credit risk. Nonetheless, the Registrant has revised the disclosure on page F-44 of Amendment No. 1 to reference the discussion of risks to the Company’s business, financial condition and results of operations related to the Company’s dependence on its principal customers identified in the section titled “Risk Factors—We depend heavily on principal customers, and therefore, our success is heavily dependent on our principal customers’ ability to grow their businesses and their adoption of our warehouse automation systems” of Amendment No. 1.

Securities and Exchange Commission

March 23, 2022

The Registrant has revised the disclosure on page F-44 of Amendment No. 1 to disclose the total revenue from each customer that provided more than 10% of Warehouse’s revenue for each period presented. However, the Registrant has respectfully chosen not to identify the customers as permitted under ASC 280-10-50-42 and as discussed in the Registrant’s response to Comment 26 above.

Revenue Recognition, page F-43

34.

We note that your systems include both hardware and software that are treated as a single performance obligation. Further, disclosure on page 170 indicates that you charge an annual software and support fee that is required to use the Symbotic system. Please tell us how you considered whether the option to renew the term license represents a material right considering the significant upfront payment required for the system. Refer to ASC 606-10-25-18(j).

Response to Comment 34

The Registrant acknowledges the Staff’s comment and notes that Symbotic’s systems include both hardware components and software licenses that are treated as a single performance obligation. We note that all except for an immaterial amount of Symbotic’s systems are sold with a perpetual software license. Symbotic’s contracts commit the customer to fifteen years of technical support, updates and upgrades, which are paid quarterly or annually over fifteen years.

We considered whether annual renewals of software maintenance and support services in Symbotic’s contracts that include perpetual licenses and fifteen years of committed software maintenance and support services represent material rights in accordance with ASC 606-10-55-41 to 45. In considering whether the options were priced at a discount to their standalone selling price, we noted the annual renewal amount stated in the contract is higher than the current contractual price paid by customers for the services and the standalone selling price at contract inception. Further, we expect the cost of services to Symbotic and value to the customer of certain support services to decrease after fifteen years. As a result, we have determined the renewal price approximates standalone selling price at the time of such renewal.

To address the Staff’s comment and provide a more accurate disclosure of our system sales, we have revised the disclosure on pages 188 and F-46 of Amendment No. 1.

35.

Please provide us with a breakdown of your systems sales that include perpetual licenses versus those that include term licenses for each period presented. Provide a similar breakdown for any system sales included in your remaining performance obligation. Also, please clarify how the annual software and support fees apply for customers with perpetual licenses and describe further to us the updates and upgrades included in such services.

Securities and Exchange Commission

March 23, 2022

Response to Comment 35

The Registrant acknowledges the Staff’s comment and refers the Staff to the response to Comment 34 where we clarify that all except for an immaterial amount of Symbotic’s systems are sold with a perpetual license that does not renew annually, with systems sold with a term license not representing a material portion of total revenue.

Note 3. Revenue

Remaining Performance Obligations, page F-48

36.

We note that you expect to recognize approximately 8% of your remaining performance obligations over the next 12 months and the balance thereafter. Please tell us in what periods you expect to recognize the amounts included in “thereafter” and how your current disclosures reflect the appropriate time bands for your arrangements. Refer to ASC 606- 10-50-13(b). Also, please clarify for us the nature of these performance obligations, the terms of such arrangements, why the balance is substantially larger than your current year revenue and whether there are any customer concentrations present that should be disclosed pursuant to ASC 275-10-50-18.

Response to Comment 36

The Registrant acknowledges the Staff’s comment and revised the disclosure on page F-29 of Amendment No. 1 to provide clarification on the timing and nature of its remaining performance obligations, as well as provided disclosure regarding customer concentrations in response to Comment 33. As noted within the revised risk factor entitled “Risk Factors—We depend heavily on principal customers, and therefore, our success is heavily dependent on our principal customers’ ability to grow their businesses and their adoption of our warehouse automation systems.” of Amendment No. 1, Symbotic’s largest customer, Walmart, accounts for a substantial majority of its $5.4 billion remaining performance obligation balance. Thus, the nature of these performance obligations is undelivered or partially undelivered Systems under the Master Automation Agreement with Walmart, which the Registrant intends to file as an exhibit to a future amendment to the Registration Statement. The balance of such obligations is substantially larger than Warehouse’s current year revenue because, as noted in the revised disclosure, for contracts with a duration of greater than one year, the transaction price allocated to performance obligations that are unsatisfied as of September 25, 2021 are primarily comprised of undelivered or partially undelivered Systems under contract. The Registrant believes such obligations have been adequately disclosed in accordance with ASC 606-10-50-13.

Note 15. Unit-based Compensation, page F-56

37.

Your disclosure indicates that both your Class C Units and the Class A Warrant Units issued to Walmart base the expected term on estimated liquidity event timing. Please revise to specifically describe what the liquidity event is that would impact the term of these awards. Also, your disclosure indicates that the Warrant Units may vest in connection with conditions defined by the terms of the Warrant, which appear to be in addition to additional expenditures made by Walmart. Revise your disclosure to more specifically describe these vesting terms. Refer to ASC 718-10-50-2(a)(1).

Response to Comment 37

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 204 to 205 and F-59 of Amendment No. 1 to address the Staff’s comment.

38.

Please revise to disclose the fair value of the underlying common stock (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of your Class C and Class A Warrant units. Refer to ASC 718-10-50-2(f)(2). Also, in your response, provide us with the individual common share values used throughout fiscal 2021 and to date in fiscal 2022 and to the extent there were any significant fluctuations from period to period, please describe the factors that contributed to such fluctuations, including any intervening events within the company or changes in the valuations assumptions or methodologies used to determine the fair value of your common stock.

Securities and Exchange Commission

March 23, 2022

Response to Comment 38

The Registrant acknowledges the Staff’s comment and notes that the fair value of the underlying common stock is disclosed on page F-60 of Amendment No. 1. The Registrant believes that all significant assumptions required by ASC 718-10-50-2(f)(2) have been disclosed, including the expected term, expected volatility, expected dividends and risk-free rate, and notes that a discount for post-vesting restrictions is not applicable.

The individual common share values used throughout fiscal year 2021 and to date in fiscal year 2022 are as follows:

•	Fiscal Year 2021 Quarters 1 and 2 – $5.56

•	Fiscal Year 2021 Quarter 3 – $160.03

•	Fiscal Year 2021 Quarter 4 – $407.19

•	Fiscal Year 2022 Quarter 1 – $415.75

In April 2021, Symbotic’s proof-of-concept system for Walmart achieved final acceptance, which satisfied a condition under the Master Automation Agreement with Walmart for the future implementation of a significant number of systems. Also at that time, Warehouse entered into an amendment to the Master Automation Agreement with Walmart increasing the number of systems to be implemented under that agreement. In June 2021, Symbotic entered into an engagement letter with Goldman Sachs to serve as Symbotic’s exclusive financial advisor in connection with the possible sale of all or a portion of Symbotic to a special purpose acquisition company (SPAC) counterparty or other buyer. In the third quarter of fiscal year 2021, Warehouse changed its valuation methodology from a single approach utilizing a Discount Cash Flow (DCF) analysis to a multi-approach scenario analysis, which uses a DCF analysis under a “Stay Private” scenario and the contemplated monetization price under an “IPO” scenario. The values from the scenarios are then weighted to derive an overall value of Warehouse. As a result of the foregoing events, there was a significant increase in the individual common share value in the third quarter of fiscal year 2021.

On August 2, 2021, Symbotic and SVF 3 executed a term sheet relating to the Business Combination for an aggregate consideration that would be based on an equity value for Warehouse of $4.778 billion. That equity value, discounted for the probability of the Business Combination, was used in Warehouse’s multi-approach scenario valuation analysis in the fourth quarter of fiscal year 2021 and the first quarter of fiscal year 2022. As a result of the execution of the term sheet relating to the Business Combination, there was a significant increase in the individual common share value in the fourth quarter of fiscal year 2021.

On December 12, 2021, Symbotic and SVF 3 executed the Merger Agreement and related transaction documentation relating to the Business Combination. As a result of the execution of the Merger Agreement, and related increase in the probability of the Business Combination, there was an increase in the individual common share value in the first quarter of 2022.

General

39.

Please revise the forepart of your document to quantify the actual Exchange Ratio of New Symbiotic Holdings Common Units as of the most recent date practicable. Also, define the Exchange Ratio in the Glossary.

Response to Comment 39

In response to the Staff’s comment, the Registrant has revised its disclosure on pages v and 4 of Amendment No. 1.

Securities and Exchange Commission

March 23, 2022

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3124, Jeffrey D. Marell at (212) 373-3105 or Austin S. Pollet at (628) 432-5118.

Very truly yours,

/s/ David S. Huntington
David S. Huntington

cc:	Securities and Exchange Commission Rebekah Lindsey Kathleen Collins

SVF Investment Corp. 3 Ioannis Pipilis Navneet Govil

Paul, Weiss, Rifkind, Wharton & Garrison LLP Jeffrey D. Marell Austin S. Pollet